Exhibit 99.5

Curaleaf Holdings, Inc. Announcement Regarding Market Rumors

NEW YORK, July 7, 2023 /CNW/ -- At the request of IIROC, Curaleaf Holdings, Inc. ("Curaleaf" or the "Company") (CSE: CURA) today responds to speculation published in the media regarding the possibility of a transaction involving the Company. The Company's policy is to refrain from commenting on market rumors. The Company does not intend to make further comment unless required by law.

About Curaleaf

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 19 states with 152 dispensaries, and employs nearly 5,500 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

INVESTOR CONTACT

Curaleaf Holdings, Inc.

Camilo Lyon, Chief Investment Officer

IR@curaleaf.com

MEDIA CONTACT

Curaleaf Holdings, Inc.

Tracy Brady, SVP Corporate Communications

media@curaleaf.com

View original content:

https://www.prnewswire.com/news-releases/curaleaf-holdings-inc-announcement-regarding-market-rumors-301871909.html

SOURCE Curaleaf Holdings, Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2023/07/c5611.html

%SEDAR: 00037057E

CO: Curaleaf Holdings, Inc.

CNW 08:00e 07-JUL-23